                                                                        EX 12.01

  The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.


                                                                     (DOLLARS IN THOUSANDS)
                            ------------------------------------------------------------------------------------------------------
                               NINE MONTHS ENDED
                                     JUNE 30                                       YEAR ENDED SEPTEMBER 30
                            -------------------------      -----------------------------------------------------------------------
                               2002           2001            2001            2000           1999           1998           1997

Net income                  $    3,081     $   (1,998)     $   (2,491)     $    4,082     $    2,815     $    2,524     $    1,851
Add:
 Interest                        7,890          6,809           9,287           6,886          5,856          4,778          4,326
 Taxes (benefit) on
   income                        1,356         (1,598)         (2,605)          1,462            530            544            127
                            ----------     ----------      ----------      ----------     ----------     ----------     ----------
Adjusted earnings           $   12,327     $    3,213      $    4,191      $   12,430     $    9,201     $    7,846     $    6,304
                            ==========     ==========      ==========      ==========     ==========     ==========     ==========

Preferred stock
   dividend
   requirements             $    2,034     $    1,876      $    2,550      $    2,025     $      838     $      499     $      447
Ratio factor of income
   after provision for
   income taxes to
   income before
   provision for
   income taxes
                                    69%           100%            100%             73%            84%            82%            94%
Preferred stock
   dividend factor on
   pretax basis                  2,929          1,876           2,550           2,751            996            606            477
Fixed charges
   Interest                      7,890          6,809           9,287           6,886          5,856          4,778          4,326
   Capitalized interest
                                    31             --              --              --             --             --             --
                            ----------     ----------      ----------      ----------     ----------     ----------     ----------
Fixed charges and
   preferred stock
   dividends                $   10,850     $    8,685      $   11,837      $    9,637     $    6,852     $    5,384     $    4,803
                            ==========     ==========      ==========      ==========     ==========     ==========     ==========
Ratio of adjusted
   earnings to fixed
   charges and
   preferred stock
   dividends                      1.14              *               *            1.29           1.34           1.46           1.31

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* Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $5.5 million for the nine months ended June 30, 2001 and $7.6 million for the year ended September 30, 2001.